
April 1, 2011

John Paquette
President
Dinello Restaurant Ventures, Inc.
2701 4th Street North, Units 102/103
St. Petersburg, FL 33704

     Re: **Dinello Restaurant Ventures, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed on March 21, 2011
              File No. 333-172052

Dear Mr. Paquette:

     We have reviewed your responses to the comments in our letter dated March 16, 2011 and have the following additional comments.

Our Business, page 1

1. We note your response to our prior comment three. Please revise the fifth sentence of the second paragraph of this section to clarify that there is no guarantee that you will be able to increase your market share and the penultimate sentence of the second paragraph of this section to clarify that there is no guarantee that you will grow and expand your store's business.

Plan of Distribution, page 2

2. We note your response to our prior comment five and reissue in part. Please revise your disclosure on page 2 and elsewhere in the filing such as on the top of page 13 where you continue to state that the selling security holders will sell at a fixed price of $0.10 per share for the duration of the offering or advise. Additionally, please revise the second sentence of the second paragraph on the cover page to the prospectus to clarify when a market will develop such that the selling security holders may sell their shares at the market price.

Risk Factors, page 3

Our Amended and Restated Articles of Incorporation, page 10

3. We note your response to our prior comment 11 and reissue our comment. Please revise this risk factor to include a discussion that, if true, the preferred shares may also be issued with preferences or rights that may adversely affect the holders of the common stock.

Selling Security Holders, page 12

4. While we note your response to our prior comment 13, there appear to be several selling security holders, other than relatives of Ms. Harrison, with the same last names. Please be advised that a person is deemed to beneficially own stock held by his or her spouse and minor children. Please advise or revise your table as necessary.

Directors, Executive Officers, Promoters and Control Persons, page 15

Directors and Executive Officers, page 15

5. While we note your response to our prior comment 15, your current disclosure appears to conflict with your past history of material weaknesses in your internal controls over financial reporting. Please advise or revise for consistency. In addition, please add a risk factor to discuss the material weaknesses discovered in the past. In this regard, we note the registration statement includes financial statements for the fiscal years ended December 31, 2010 and 2009 and your disclosure on page 27 which states that you discovered various weaknesses in the controls that were established for 2010 and 2009.

Security Ownership of Certain Beneficial Owners and Management, page 16

6. Please revise this section, the fifth paragraph of the Plan of Distribution section on page 14, the Market for Common Equity and Related Stockholder Matters section on page 25, and the Additional Compensation of Directors section on page 27 as of the most recent practicable date.

Description of Securities, page 16

Common Stock page 17

7. While we note your response to our prior comment 17, the language in the registration statement covers all of Dinello Restaurant's issued and outstanding shares of common stock while the opinion filed as Exhibit 5.1 covers only the 421,225 shares of common stock to be sold by the selling security holders. Please revise your disclosure in this section for consistency with the opinion filed as Exhibit 5.1 or advise. Additionally, please revise your exhibit list to include the consent of counsel as an exhibit to your registration statement as required by Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K or advise.

Dividend, page 17

8. While we note your response to our prior comment 18, it appears from Note 4 to your financial statements on page F-10 that Mr. Caramello took distributions of $7,700 in 2009. Please advise or revise your disclosure for consistency here and on pages 9 and 25.

Management's Discussion and Analysis of Financial Condition, page 22

Results of Operations for the Period Ended December 31, 2010, page 23

9. We note your response to our prior comment 20. Please provide support for the last three sentences in the first paragraph of this section or delete these statements. Additionally, please revise the eighth sentence of the first paragraph of this section to state that it was Dinello Restaurants, and not Mr. Caramello, that saw a drop in both revenue and profits.

Market for Common Equity and Related Stockholder Matters, page 25

10. While we note your response to our prior comment 23, there still appears to be information in this section that does not apply to your business. We note, for example, "new services by us or our competitors" and "conditions or trends in Internet or traditional retail markets." Please revise this section so that the information in this section applies to your business.

Executive Compensation, page 25

Additional Compensation of Directors, page 27

11. We note your response to our prior comment 24 and reissue in part. Please discuss what is meant by "when the company becomes profitable" with regards to your plans to pay director compensation in the future. Please similarly revise footnote 4 to the Summary Compensation Table on page 26.

Disclosure Controls and Procedures, page 27

12. Please provide support for your belief that your disclosure controls and procedures "exceed those required." Alternatively, please delete this statement.

Part II

Item 17. Undertakings, page II-2

13. We note your response to our prior comment 27 and reissue our comment. If you plan to request acceleration of this registration statement at a future point in time, please revise

this section to include the undertaking required by Item 512(h) of Regulation S-K or advise.

Other

14. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

15. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Diane Harrison, Esq.
                 (941) 531-4935